

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

January 20, 2017

Mr. Colin Dunn
Vice President of Finance and Secretary
Bel Fuse Inc.
206 Van Vorst Street
Jersey City, NJ 07302

    Re: Shareholder Proposal

Dear Mr. Dunn:

   Recognizing that the shareholder proposal deadline for the 2017 Annual Meeting has passed I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), a shareholder proposal and supporting statement for the next year's Annual Meeting. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Bel Fuse Inc. ("Bel Fuse" the "Company") include the proposal in its proxy statement for the 2018 Annual Meeting of Shareholders. GAMCO is proposing a resolution that urges shareholders to vote to request that the Board of Directors (the "Board") undertake the necessary steps to eliminate the dual-class ownership structure of the Company's Common Stock.

   Currently, GAMCO beneficially owns approximately 219,600 shares of Bel Fuse's Class A Common Stock. According to our information, this represents 10.10% of the outstanding Class A Common Stock. Attached as Exhibit A is Amendment 39 to our Schedule 13D, dated September 1, 2015. This schedule substantiates that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of Bel Fuse since prior to January 19, 2016. These and all other amendments to the Schedule 13D of GAMCO are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

   I have enclosed a certification on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the common stock from January 19, 2016 to the present. It also certifies that GAMCO intends to continue to hold beneficial ownership of such voting securities through the date on which Bel Fuse holds its 2018 Annual Meeting.

   Hopefully this gives you and the Board enough time to consider alternatives.



One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me at (914) 921-7733.

Sincerely,

George Maldonado
Director of Proxy Voting Services

Enclosures

SHAREHOLDER PROPOSAL

RESOLVED: *that the shareholders of Bel Fuse Inc. (the "Company") request the Board of Directors take all necessary steps, including amending the Company's Charter subject to any required shareholder vote, to eliminate the dual-class ownership structure of the Company's Common Stock.*

SUPPORTING STATEMENT

We believe that all shareholders of the Company's outstanding Common Stock should enjoy all of the same voting and economic rights.

WE URGE ALL SHAREHOLDERS TO VOTE "FOR" THIS PROPOSAL

AFFIDAVIT OF DOUGLAS R. JAMIESON

STATE OF NEW YORK	)	
	)	ss.:
COUNTY OF WESTCHESTER	)	

Douglas R. Jamieson, being duly sworn, deposes and says:

1.   I am the President of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the shareholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Bel Fuse Inc. ("Bel Fuse") for Bel Fuse's 2018 Annual Meeting of Shareholders ("Annual Meeting").

2.   GAMCO has been beneficial owner of at least 1% or $2,000 in market value of the outstanding voting securities of Bel Fuse throughout the period since January 19, 2016. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which Bel Fuse's 2018 Annual Meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.

_____
Douglas R. Jamieson

Sworn to before me this
20th day of January 2017

_____
Notary Public

MARK J. GAMBETTA
NOTARY PUBLIC-STATE OF NEW YORK
No. 02GA6171160
Qualified In Westchester County
My Commission Expires July 23, 2019

Exhibit A

Amendment number 39 to Schedule 13D, dated September 1, 2015 (complete filing available on EDGAR).